FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent provides preliminary unaudited results for first quarter 2007

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As expected, soft revenues in the first quarter, at around Euro 3.9 billion, a year over year decline of (8)% at constant Euro/USD exchange rate

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Adjusted operating income (loss) (1) of approximately Euro (260) million, half of which is attributed to significant items

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Strong momentum in order flow with a book to bill at 1.3x at the end of the quarter

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Integration plans on track with 1,900 headcount reduction in quarter

Paris, April 24, 2007 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced its preliminary results for first quarter 2007 adjusted results and provided an update on its integration process and business activities.

Patricia Russo, CEO of Alcatel-Lucent said: “It has been four months since we completed the merger, and we are making good progress in terms of our integration. The technology choices have been finalized and the combined company’s portfolio communicated to our customers. Concerning our cost saving plans, the net headcount reductions, before recently announced managed services contract wins, are approximately 1,900 during the quarter, 15% of the 3-year target of 12,500. Associated cost savings will be incorporated in our operating results going forward.

As previously stated, we anticipated that some of the factors which affected our business in the fourth quarter 2006 would continue in the early months of the year leading to some revenue decline. In particular, while parts of our businesses performed well, our first quarter results were impacted by lower volumes in traditional wireless and core networks at a time when considerable investments were made in the next generation of these technologies.

We continued to gain sales momentum during the quarter and increasingly recognized the benefits of our integration. At the end of the quarter, our book to bill stands at 1.3x, which leads us to remain confident in our ability to resume growth as the year progresses. In fact, we have announced a number of contracts during the quarter, including the USD 6 billion deal with Verizon Wireless, which represents one of the first major success stories reflecting the combined company's strengths. We also signed a new strategic UMTS/HSPA contract with SFR in France, the first in Western Europe since the acquisition of the 3G UMTS radio activities of Nortel. Additionally, China Mobile selected Alcatel-Lucent and its partner Datang for its 3G/TD-SCDMA network. These wins speak to the portfolio decisions we have made and the relationships we continue to enjoy with some of the world’s largest service providers.

We will comment further on our outlook for 2007 when we announce earnings with more detail on May 11.”

Revenues for the first quarter of 2007 are estimated to be approximately Euro 3.9 billion, a year over year decline of around (8)% at a constant Euro/USD exchange rate or (12)% at current rate. Compared to a strong first quarter 2006, the lower volume is primarily attributable to wireless radio and core networks impacting the Wireless and Convergence businesses globally. The wireless decline is largely driven by lower volumes especially in 2G in some emerging markets.

The adjusted operating income (loss)(1) is estimated to be at approximately Euro (260) million, (7)% of sales, half of which is attributed to unusual significant items. Overall, the loss in the quarter resulted from lower revenues, mix effect as well as investments we are making in WCDMA and in the converged core portfolio. In the case of WCDMA, we are transitioning some of our customer base consistent with our going forward portfolio. As a result, revenues were low while synergy benefits of the former Alcatel, Lucent and Nortel WCDMA businesses have not yet been fully realized. We believe these are important strategic investments to make that will pay off in the future. In the case of the converged core, the legacy core revenue continued to decline while we invest in advance of the market impact of the IP network transformations underway. The adjusted operating income (loss) compares with an adjusted pro-forma operating income (loss) of Euro 246 million in the first quarter 2006.

In addition, following the successful closing of the Thales transaction, a capital gain before taxes of around Euro 780 million is expected to be booked in the first quarter 2007 results.

The quarterly earnings press and analyst conference call will take place on May 11 at 1:00 p.m. CET (7:00 a.m. EST) and will be broadcast live over the Internet at www.alcatel-lucent.com/1q2007.

(1) Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain (loss) on disposal of consolidated entities, excluding impacts from follow-up of Lucent's purchase price allocation.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent as well as the benefits and synergies of the completed merger transaction, benefits to Alcatel-Lucent from its improvements in product costs and restructuring efforts, improvements in new technologies, benefits that will result from strategic partnerships, acquisitions and divestitures and other statements about Alcatel-Lucent managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Alcatel-Lucent, as well as Alcatel-Lucent's future performance and the industries in which Alcatel-Lucent operates, in addition to managements' assumptions. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; whether Alcatel-Lucent can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; the timing of closing and expected benefits from the operations transferred or to be transferred to Thales and the benefits arising from the increase in the Company's interest in Thales; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2005, as amended, as well as other filings by Alcatel-Lucent and Lucent Technologies Inc. with the US Securities and Exchange Commission including Lucent's Proxy Statement dated August 7, 2006. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: April 24, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer